EXHIBIT 11.1
                                  ------------




             STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                        YEARS ENDED MARCH 31,

                                 1995           1994           1993

Net Income (Loss)                ($11,084)        $15,665        $13,687

Weighted average common
shares
outstanding                          8,835          9,940          9,839

Dilutive effect of stock
options                                 --            347            421

Weighted average shares
outstanding                          8,835         10,287         10,260

Net income (Loss) per share         ($1.25)         $1.52          $1.33